Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Nine Months Ended
	August 31,
	2015	2014 (a)

Net income	$1,487	$1,319
Income tax expense, net	41	2
Income before income taxes	1,528	1,321
Fixed charges
Interest expense, net	167	213
Interest portion of rent expense (b)	18	16
Capitalized interest	16	16
Total fixed charges	201	245
Fixed charges not affecting earnings
Capitalized interest	(16)	(16)
Earnings before fixed charges	$1,713	$1,550
Ratio of earnings to fixed charges	8.5	6.3

(a) Revised as discussed in Note 1 to the consolidated financial statements.
(b) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.